February 29, 2024	Shoshannah Katz D 949-623-3545 Shoshannah.katz@klgates.com

By EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	VanEck Merk Gold Trust Form 10-K for the Fiscal Year Ended January 31, 2023 File No. 001-36459

Ladies and Gentlemen:

We are submitting this letter on behalf of VanEck Merk Gold Trust (the “Trust”), in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 24, 2024 relating to the Trust’s Annual Report on Form 10-K for the fiscal year ended January 31, 2023, filed with the Commission via EDGAR on April 13, 2023 (the “Form 10-K”).

For convenience, we have set forth below, in italicized, bold type, the written comment provided in the Staff’ letter to the Trust dated January 24, 2024. The response of the Trust to the Comment is set forth immediately following the comment.

Form 10-K for the Fiscal Year Ended January 31, 2023

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note that you did not include an audit report covering the statement of assets and liabilities, including the schedule of investment, as of January 31, 2022, and the related statements of operations and changes in net assets for the years ended January 31, 2022 and 2021, and the financial highlights for the years ended January 31, 2022, 2021, 2020, and 2019. We further note the disclosure in the report that these financial statements were audited by other auditors. Please amend to include an audit report covering these financial statements.

In response to the Staff’s comment, the Trust has filed an amendment to the Form 10-K to include the audit report of BBD, LLP covering the financial statements noted by the Staff.

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K&L Gates LLP

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Please do not hesitate to contact me at (949) 623-3545, or in my absence, Jason C. Dreibelbis at (949) 623-3543, if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Shoshannah Katz
Shoshannah Katz

cc:	Axel Merk, Merk Investments LLC
Daniel Lucas, Merk Investments LLC
Jason C. Dreibelbis, K&L Gates LLP